Silver Ramona Mining, Inc.
               Information Statement Pursuant to
            Section 14(f) of the Securities Exchange
                   Act of 1934 and Rule 14f-1

     This Information Statement is being mailed on or about August [ ], 2000 to holders of shares of Common Stock, $.10 par value (the "Common Stock"), of Silver Ramona Mining, Inc., a Delaware corporation (the "Company"), in connection with the anticipated designation of persons (the "Designated Directors") to the Board of Directors of the Company. Such designation is to be made pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 9, 2000 among the Company, Achievement Tec, Inc., a Texas corporation ("Achievement Tec"), and Achievement Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub").

          NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTORS.

     The Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors other than at a meeting of the Company's shareholders.

     The Merger Agreement provides that immediately prior to the effective time of the merger of Merger Sub with and into Achievement Tec (the "Merger") the Designated Directors shall be elected and the current directors shall resign as members of the Company's Board of Directors. The terms of the Merger Agreement and certain other information concerning the Merger are contained in the Company's Form 8-K filed with the Securities and Exchange Commission (the "Commission") on August [ ], 2000. The Form 8-K, including the exhibits thereto, may be examined at, and copies thereof may be obtained from, the regional offices of, and public reference facilities maintained by, the Commission as well as on the World Wide Web site maintained by the Commission on the Internet at http://www.sec.gov. The information contained in this Information Statement concerning Achievement Tec and the Designated Directors has been furnished to the Company by Achievement Tec. The Company assumes no responsibility for the accuracy or completeness of such information.

     As of the date hereof, there are 500,300 shares of Common
Stock outstanding and 10,000,300 shares of common stock on a fully-diluted basis.

                 OUTSTANDING VOTING SECURITIES
                   AND PRINCIPAL STOCKHOLDERS

     The Company anticipates issuing 9,500,000 shares of Common Stock upon the closing of the transaction contemplated by the Merger Agreement (the "Merger"). The following table sets forth information as of the record date with respect to the beneficial ownership of the outstanding shares of Common Stock and the beneficial ownership of the shares of Common Stock immediately following the merger by (i) each person known by the Company to beneficially own five percent (5%) or more of the outstanding shares; (ii) the Company's officers and directors; (iii) the Company's officers and directors as a group; and the Company's nominee directors.

     As used in the table below, the term "beneficial ownership" means the sole or shared power to vote or direct the voting, or to dispose or direct the disposition, of any security. A person is deemed as of any date to have beneficial ownership of any security that such person has a right to acquire within 60 days after such date. Except as otherwise indicated, the stockholders listed below have sole voting and investment powers with respect to the shares indicated.


Name and Address of           Shares of Common Stock     Percentage of Class
 Beneficial Owner                Beneficially Owned     Beneficially Owned (1)
Dale B. Lavigne*                       82,487                     0.8%
  Box A
  Osburn, ID 83849
Lewis J. Lavigne*                      78,004                     0.8%
  HC-01 Box 188
  Kellogg, ID 83837
Duane E. Little*                       79,929                     0.8%
  211 West Elder
  Kellogg, ID 83837
Robert S. Turnbow*                     78,618                     0.8%
  211 West Elder
  Kellogg, ID 83837
Glenn A. Arbeitman(2)               1,107,685                    11.1%
  155 First Street
  Mineola, NY 11501
Corey Ribotsky(3)                   1,224,427                    12.2%
  155 First Street
  Mineola, NY 11501
Richard Berman**                      859,613                     8.6%
 c/o Achievement Tec, Inc.
 2100 Highway 360
 Suite 400-B
 Grand Prairie, Texas 75050
Milton Cotter**(4)                  3,790,571                    37.9%
 c/o Achievement Tec, Inc.
 2100 Highway 360
 Suite 400-B
 Grand Prairie, Texas 75050
Eric Cotter**                         449,965                     4.5%
 c/o Achievement Tec, Inc.
 2100 Highway 360
 Suite 400-B
 Grand Prairie, Texas 75050
Joe C. Lloyd                                0                       0
 c/o Achievement Tec, Inc.
 2100 Highway 360
 Suite 400-B
 Grand Prairie, Texas 75050
All Current Officers and Directors    319,038                    3.2%
  as a Group (4 persons)
All Nominee Directors               5,100,149                    51.0%
  as a Group (4 persons)
______________________
     *    Indicates Current Director
     **   Indicates Nominee Director
     (1) Calculated based upon approximately 10,000,000 shares of common stock outstanding following the Merger and presumes all shares are issued pursuant to the Merger.
     (2)  Includes 455,185 shares owned of record by New Millenium
          Capital Partners II, LLC, entities controlled by the referenced individual.
     (3) Includes 116,742 shares owned of record by AJW Partners, LLC and 455,185 shares owned of record by New Millenium
          Capital Partners II, LLC, entities controlled by the referenced individual.
     (4) Includes 1,821,292 shares held by the Cotter 1996 Trust, of which the referenced individual is trustee.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The Board of Directors of the Company presently consists of four members. It is expected that the Designated Directors will assume office concurrently with the Effective Time of the Merger. This will be accomplished at a meeting by written consent of the Board of Directors providing that the current directors will resign, such that immediately following such action, the vacancies will be filled by the Designated Directors.

     The Designated Directors listed below have consented to act as a director of the Company. The Designated Directors will constitute all of the members of the Board after they are appointed.

                      DESIGNATED DIRECTORS

     Milton Cotter has served as Chairman of the Board of Directors, President, and Chief Executive Officer of Achievement Tec since 1997. In 1963, he joined the Atomic Energy Commission's and The Department of Defense's nuclear weapons effort through Sandia Nuclear Weapons Laboratory. In this job, he was part of the team that handled assessments within companies to establish vendors who could provide people possessing the abilities to work on high quality and top secret parts for nuclear weapons. After leaving Sandia in 1968, Mr. Cotter applied assessment technology into both the Cabot Corporation and the Kane Miller Corporation, by going into the newly acquired companies and testing the people to determine who to keep in what jobs, thus resulting in the newly acquired company performing well as part of the company that acquired them. In 1972, Mr. Cotter became a private consultant to several companies, in conjunction with a psychological testing firm in Dallas, using standardized tests available on the marketplace. In 1988, Mr. Cotter assembled a staff to begin building the computer software in the assessment industry. That technology has been used to create benchmarks by job category of thousands of jobs within companies. In 1997, Mr. Cotter used that database of jobs, adding to it, which has resulted in a database of thousands of jobs based on successful people in companies across America and Canada. This database is now used across America in the hiring process by companies of all sizes, as well as Workforce Commissions in the career direction of people. Because of the success of the system, the system has since been emulated by testing firms that have come into existence in the marketplace.

     Eric Cotter is the son of Milton Cotter and has served as the Vice President of Administration of Achievement Tec since 1985.
Mr. Cotter has overseen the filing of all copyrights, integration work with the systems and administrative functions of the company, including financial administration, accounting, bookkeeping,
payables, receivables, payroll and taxes.   Mr. Cotter also acts as
a liaison between professionals for mergers and acquisitions. Most recently, he has assumed responsibility for overseeing work related to bringing up the applicant/job matching system utilized by the greater New York City Consortium for Worker Education. Mr. Cotter graduated from Baylor University in 1985 with a BBA.

     Richard Berman has over 30 years of experience in private equity, investment banking and business development/operations. In September, 1998, Mr. Berman joined Internet Commerce Company (publicly traded on Nasdaq: ICCSA) and is currently a Director and Chairman of ICC, as well as on the Board of Directors for U-Cube. For more than 15 years prior to that, Mr. Berman, through American Acquisition Company, acted as principal in venture capital and real estate, as an advisor in mergers and acquisitions and as a source of funding for small growth companies. He was also the Chairman of Prestolite Battery, the largest battery producer in Canada, as well as Senior Vice President of Bankers Trust. Berman holds an MBA from New York University, a JD from Boston College and a Graduate Diploma from the Hague Academy of International Law.

     Joe C. Loyd has served as President and co-owner of Career Direction, Inc., a career fair management company specializing in the multi-unit restaurant industry, since 1993. Prior to Career Direction, Mr. Loyd was the General Manager of Operations for Tia's Tex-Mex Restaurant chain in Dallas, Texas. Mr. Loyd's twelve years of operational management experience consisted of employment with Bennigan's, No 1 Pearl Street, Tolbert's and Tia's Tex Mex. Prior to moving to Dallas, Mr. Loyd owned and operated his own restaurant in Oklahoma City, Oklahoma for three years. Mr. Loyd attended Oklahoma State University from 1977 to 1981

     To the best of the Company's knowledge, none of the Designated Directors beneficially currently own any equity securities, or rights to acquire any equity securities of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates, except for the transactions contemplated by the Merger Agreement and the exhibits thereto.

            CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The following is certain biographical information with respect to the current members of the Board of Directors and Executive
Officers of the Company.

     Robert S. Turnbow, age 80, is President of the Company and has been a director since its inception in 1967. For the past five years and previously, Mr. Turnbow has served as a director of several other small mining companies in Idaho. He is also a retired motel owner and operator. Mr. Turnbow has over 25 years of mining industry experience.

     Dale B. Lavigne, age 67, is the Secretary and Treasurer of the Company and has been a director since its inception in 1967. For the past five years and previously, Mr. Lavigne worked as an officer and/or director of several mining companies, including the Metropolitan Mines Corporation. He is also President, director and major shareholder of Osburn Drug Company of Osburn, Idaho.
Mr. Lavigne attended the University of Montana where he earned a degree as a pharmacist.

     Lewis J. Lavigne, age 73, has been a director of the Company since its inception in 1967. He has over 25 years of experience in management of the Company and other small mining enterprises. In recent years, he has also worked as a director of other small mining companies in Idaho. He is an officer, director and shareholder of Osburn Drug Company of Osburn, Idaho. Mr. Lavigne attended the University of Idaho and is a retired metallurgical accountant by training.

     Duane E. Little, age 60, has been a director of the Company since its inception in 1967. He has over 25 years of experience in management of the Company and has worked as a director of other small mining companies. He has also held the position of Shoshone County Assessor since 1975. He studied business and applied science at the University of Idaho where he received a bachelor's degree.

     During the Company's last fiscal year ending December 31, 1999, the directors did not hold any formal meetings of the Board of Directors.

        COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     The Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in connection therewith, directors, officers, and beneficial owners of more than 10% of the Company's Common Stock are required to file on a timely basis certain reports under
Section 16 of the Exchange Act as to their beneficial ownership of Common Stock. These reports have not filed on a timely basis and will be submitted to the Securities and Exchange Commission.


          EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers, or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1999, 1998, and 1997. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     To the best of management's knowledge, during the past two fiscal years there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company to own of record or beneficially more than 5% of any class of the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.